SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement
under
Section 14(d)(4) of the Securities Exchange Act of 1934
_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Subject Company)
_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, WITHOUT PAR VALUE
(Title of Class of Securities)

746446103
(CUSIP Number of Class of Securities)

_______________

Charles E. Porter
Executive Vice President
Putnam California Investment Grade Municipal Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person Filing Statement)

WITH A COPY TO:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
_______________

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

The purpose of this Amendment No. 1 is to amend and supplement Item 2 ("Identity and Background of Filing Person"), Item 4 ("The Solicitation or Recommendation"), and Item 9 ("Material to be Filed as Exhibits") in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Putnam California Investment Grade Municipal Trust, a Massachusetts business trust, with the Securities and Exchange Commission on February 5, 2007, in respect of the tender offer commenced on January 22, 2007 by the Mildred B. Horejsi Trust, and to add additional exhibits.

Item 2. Identity and Background of Filing Person.

Item 2 is amended and supplemented by adding the following paragraph after the second paragraph thereof:

On February 16, 2007, the MBH Trust filed Amendment No. 3 to the Schedule TO with the Securities and Exchange Commission, amending the Offer (as amended, the "Revised Offer"), including raising the per share offer price from $14.16 to $14.75.

Item 4. The Solicitation or Recommendation.

(a) Solicitation / Recommendation

The discussion set forth in Item 4(a) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

At a meeting held on February 26, 2007, the Board met to consider and discuss the Revised Offer. At that meeting, the Board, by unanimous vote of those Trustees present, determined to recommend that the Fund’s shareholders reject the Revised Offer and not tender their shares to the MBH Trust.

A letter to the Company’s shareholders communicating the recommendation of the Board with respect to the Revised Offer is filed as Exhibit (a)(1)(i) hereto and is incorporated herein by this reference.

(b) Reasons

The discussion set forth in Item 4(b) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

On February 16, 2007, the MBH Trust announced the Revised Offer. At a meeting held on February 26, 2007, the Board met to discuss the Revised Offer. After careful consideration, including consultation with legal advisors, the Board, by unanimous vote of those Trustees present, determined to recommend that the Fund’s shareholders reject the Revised Offer and not tender their shares to the MBH Trust. The Board also authorized the mailing of a letter to the shareholders of the Fund. In making the recommendation described above, the Board took into account numerous factors, including but not limited to those identified in the letter to the shareholders of the Fund filed as Exhibit (a)(1)(i) hereto and incorporated herein by this reference. The members of the Board evaluated the various factors in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the factors. The recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors identified above, the Board has determined that the Revised Offer is not in the best interests of the Fund's shareholders and, therefore, recommends that shareholders of the Fund reject the Revised Offer and not tender their shares into the Revised Offer.

(c) Intent to Tender

The discussion set forth in Item 4(c) is hereby amended in its entirety to read as follows:

To the best knowledge of the Fund, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Common Shares held of record or beneficially by such person for purchase pursuant to the Offer or the Revised Offer.

Item 9. Material to be Filed as Exhibits.

Item 9 is amended and supplemented by adding the following exhibits thereto:

Exhibit
No.	Description

(a)(1)(i)	Letter to the shareholders of the Fund, dated February 27, 2007. Filed herewith.

(a)(3)(i)	Letter from Putnam Retail Management to financial intermediaries, dated February
2007. Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM CALIFORNIA INVESTMENT GRADE
MUNICIPAL TRUST

By:	/s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Senior Vice President and Treasurer

Dated: February 27, 2007